Exhibit 4.2

Commercial Lease

By and between: MAISON ANTOINE BAUD & EDAP TMS FRANCE

Premises located at:

4 rue du Dauphiné, bâtiment B - VAUX-EN-VELIN (69120)

Table of Contents

Amicable termination of the existing lease	4
Commercial Lease	4
1. Description of the Leased Premises	5
2. Lease Term – 10 years, of which 9 years fixed	5
3. Use of the Leased Premises	5
4. Terms and Conditions	6
4.1. Delivery and Acceptance Report	6
4.2 Maintenance and Repairs	6
4.3 TENANT’s Works	7
4.4 LANDLORD’s Works	8
4.5 Works Required by Authorities	8
4.6 Administrative approvals – legislation relating to installations classified for environmental protection purposes (ICPE) – legislation relating to waste	9
4.7 Structures	10
4.8 Signage	11
4.9 Surrender of Premises at the End of Lease – Delivery and Acceptance Report	11
4.10 Other Remedies	12
4.11 Breach of Obligations	12
4.12 Assignment	12
4.13 Subletting – Lease Management	13
4.14 Occupancy - Quiet Enjoyment	13
5. Taxes and Other Charges	14
5.1 Taxes and Other Charges	14
5.2 Additional Services	14
5.3 Insurance	15
5.4 Inspection of Premises	15
6. Rent	16
6.1. Base Rent	16
6.2. Additional rental charges payable by the TENANT	16
6.3. Additional Rent for Improvement of the Energy Performance of the Leased Premises	16
7. Rent Adjustment	17
8. Security Deposit	18
9. Charges, Taxes and Different Services	19
9.1. Types of Charges, Taxes and Different Services	19
9.2. Advice to the TENANT	20
9.3. Provisions for Charges, Taxes and Different Services	21
10. Cancellation Clause	21
11. Representations	22
12. Registration	23
13. Costs	23
14. Address for Services	23

The below mentioned parties:

▪	MAISON ANTOINE BAUD,

a public limited company with a share capital of EUR 3,096,336,

with its offices at COURNON D'AUVERGNE (Puy de Dôme), Zone Industrielle les Acilloux,

Entered into the CLERMONT-FERRAND Trade and Companies Register under number 855 201 521,

represented by Mr Patrick DUPRE acting as the General Director of the said company,

hereinafter referred to as the "LANDLORD",

ON THE ONE PART,

and

▪	EDAP TMS FRANCE,

a simplified public limited company with a share capital of EUR 6,818,751,

with its offices at 4 rue du Dauphiné – Parc d’Activité La Poudrette Lamartine à VAUX-EN-VELIN (69120),

Entered into the LYON Trade and Companies Register under number 394 804 447,

represented by Mr Erik Soyer acting as the General Director,

hereinafter referred to as the "TENANT",

The above-mentioned company acknowledges to have been advised by ID3 AVOCATS, upon the development of the first project, in accordance with legal professional ethics, as follows:

  that ID3 AVOCATS has advised the Landlord with respect to the drafting of this Agreement;
  that EDAP TMS FRANCE has the opportunity to be advised and assisted by another lawyer.

The company further declares that it has taken note of such information and does not intend to seek advice or assistance of a third party, be it a lawyer or not.

ON THE OTHER PART,

It was previously agreed as follows:

Under an agreement made in Lyon (69) as of 10 October 2002, MAISON ANTOINE BAUD leased to TMS premises situated in VAUX-IN BOND (69120) 4 rue du Dauphiné, for an initial term of nine years commencing on 1 October 2002.

Under two amendments dated 15 October 2002 and 28 June 2004, respectively, the parties supplemented the provisions regarding insurance, excluded from the leased space part C3 intended to be used as archives, covering an area of 410 sqm in Building C, and added part B2 covering an area of 825 sqm in Building B, as of 30 June 2004.

Upon expiry of the lease referred to above, the Parties agreed to renew the lease, under an agreement dated 1 November 2011, for a subsequent term of nine years commencing on 1 October 2011.

The Parties supplemented the "Insurance" clause under an amendment dated 27 March 2012.

According to different arrangements made by the Parties thereafter, the Landlord agreed to deal with all the work and also offered better energy performance of the building, provided that a new lease is executed subject to the terms and conditions set out below.

Now therefore, it is agreed as follows:

Amicable termination of the existing lease

The Parties agree to terminate the lease previously made between them, with effect as of the effective date of this Agreement as defined in Article 2 below.

Such termination is effected without any Party being indemnified therefor.

Given a new lease made between the Parties subject to the terms and conditions set forth below, regarding the premises being the object of the initial lease, no notification will be made to Tenant's registered creditors, if any.

Commercial Lease

The Landlord hereby leases to the Tenant and the Tenant hereby leases and takes from the Landlord the property described below, situated in VAUX-EN-VELIN (69120).

The lease is granted and accepted subject to the terms and conditions that the TENANT is obliged to comply with or otherwise the lease shall be terminated without prejudice to any other remedies and damages.

1. Description of the Leased Premises

The below-described premises are part of the property situated in VAUX-EN-VELIN (69120), 4 rue du Dauphiné, Building B, and comprise:

  Premises for office and business purposes (Parts B1, B6 to B7, B4 to B5, B3) with a total area of approx. 3.325 sqm;
  Premises for archive storage purposes (Part B2) with an area of approx. 825 sqm.

Furthermore, the above-described premises, together with all easements and appurtenances, without any exceptions or reservations, conform with the plan attached hereto (SCHEDULE 1).

The TENANT declares to have known the premises which it has occupied since 2002.

2. Lease Term – 10 years, of which 9 years fixed

This lease is made for a fixed term commencing on 1 July 2015 and ending on 30 June 2025.

This lease is made for a fixed term of ten years, and the TENANT shall not be entitled to terminate this Agreement at the end of each three-year period, which is expressly acknowledged by the same and constitutes an essential condition without which the LANDLORD would not have entered into this Agreement. The Tenant shall be entitled to terminate this Agreement at the end of the lease.

The LANDLORD shall be entitled to terminate this Agreement if it invokes Articles L. 145-18, L. 145-21 and L.145-24 of the French Commercial Code in order to build, rebuild or extend the existing building or to carry out such works as may be required or permitted as part of the property renovation.

The party intending to terminate the lease in either of the cases referred to above shall give notice by extrajudicial document or registered letter, return receipt requested, at least six months prior the expiry of the applicable period.

3. Use of the Leased Premises

The premises which are currently leased will be used by the TENANT exclusively to carry out its business of researching electronic and computer devices for the treatment of materials, equipment, manufacturing and marketing of high-tech medical devices.

The TENANT may only carry out other related or additional activities or one or more different activities if the conditions set out in Articles L. 145-47 and L. 145-55 of the French Commercial Code are satisfied.

It is expressly agreed between the Parties that the leased premises may not be used to carry out any activity whose nature would make it necessary to apply regulations concerning installations classified for environmental protection purposes (ICPE).

The TENANT agrees to carry out its business in compliance with all applicable regulations, whether current or future. It specifically agrees, as regards storage, not to store any products which fall within the scope of ICPE classification or not to exceed the thresholds specified therein and which would lead to the application of one of the systems established by applicable regulations.

The Parties may agree, in a written amendment to this Agreement, to derogate from the preceding two paragraphs.

4. Terms and Conditions

This lease is granted and accepted subject to the terms and conditions that are customarily applied in such agreement, and such terms which the TENANT has agreed to abide by without being entitled to seek compensation or reduction of rent:

4.1. Delivery and Acceptance Report

The TENANT acknowledges to have accepted the leased premises in the condition in which they were on the day when it took possession of them under the initial lease, without being entitled to request the LANDLORD to carry out any improvements or repairs or to make any related claims, and also without being entitled to exercise any remedy against the LANDLORD for any reason whatsoever, with respect to the condition of the premises, given the fact that the TENANT has occupied the premises for years

On the effective date of this lease, a delivery and acceptance report shall be drawn up jointly by the Parties or by their joint representative, save that the related costs will be borne equally by the Parties. Each Party may retain one copy; otherwise, the challenging Party may apply to a judicial officer [huissier de justice] to draw up such report and the related costs will be borne equally by the LANDLORD and TENANT, in accordance with Article L. 145-40-1 paragraph 2 of the French Commercial Code.

4.2 Maintenance and Repairs

The TENANT shall at all times keep the leased premises in good state of repair. It shall make all repairs referred to in Articles 1754 and 605 of the French Civil Code. To that end, the TENANT shall, at its sole expense, make and all necessary repairs, whatever their nature, and in particular procure maintenance of heating and air conditioning, if any, in offices and social rooms and maintenance of all doors, shutters, frames, paintings, glazing, blinds, etc. The TENANT shall replace the same elements at its sole expense, also if they get deteriorated due to wear and tear.

The TENANT further agrees to protect the premises against frost during cold periods. The LANDLORD shall not be held liable in case of loss of or damage to materials and goods caused by frost in the closed and roofed premises.

The LANDLORD shall only be responsible for major repairs referred to in Article 606 of the French Civil Code, i.e.:

-	"gable walls and vaults, reinstallation of beams and coverings"
-	dikes, supporting walls and fences."

All other maintenance repairs within the meaning of the same provision shall be made by the TENANT who consents thereto. In addition, pursuant to Article R.145-35 paragraph 5 of the French Commercial Code, the TENANT shall bear all expenses associated with major repairs referred to in Article 606 of the French Civil Code relating to improvements that exceed the replacement cost.

The TENANT shall suffer or permit to be done, without seeking any damages or reduction of rent, any repairs that the LANDLORD would be required to make in accordance with the preceding paragraph, should the works last more than twenty-one days. It shall remove, at its expense and without delay, all fixtures, signs and other installations on the façade of the building, the removal of which may be required in order to carry out such works.

However, the LANDLORD is obliged to carry out the works as soon as reasonably practicable and in consultation with the TENANT, so as to interfere with the conduct of TENANT’s business to the least possible extent.

Unless the LANDLORD signs contracts of maintenance and management of the entire building and all TENANTS, the TENANT shall, at regular intervals, carry out compliance checks required by law to the extent that the premises which it occupies are affected by one of the following areas:

- Smoke extraction,

- Fire extinguishing equipment (outdoor hydrants, indoor fire hydrants, fire extinguishers),

- Alarms and detection systems (fire, burglary, etc.)

- Sectional door,

- Automatic door,

- Cleaning eaves drip and roof,

- Electrical wiring system,

- Emergency lighting,

- Elevators,

- Cleaning of sewage drain system,

- etc.

The TENANT shall provide the Landlord with relevant certificates of conformity as soon as it obtains the same.

The TENANT shall also provide the LANDLORD, annually, with evidence of renewal of insurance policies pertaining to the premises.

The TENANT shall enter into, with its energy providers (electricity, gas, etc.), contracts concerning powers and technical parameters which must conform to the characteristics of the existing systems or those that are to be installed by the LANDLORD. If the TENANT fails to comply with the above obligation, the LANDLORD shall not be held liable for failure to deliver the premises.

4.3 TENANT’s Works

The TENANT may not make any demolition, alterations, drilling of walls or partition walls, expand or change the layout of the leased premises without the express written consent of the LANDLORD. Such works, if authorised by the LANDLORD, shall be carried out under the supervision of the LANDLORD’s architect and the related costs shall be borne by the TENANT.

No alterations or improvements made by the TENANT without the Landlord’s consent shall give rise to the LANDLORD’s right to seek damages against the TENANT. This provision, however, shall in no case be interpreted as the LANDLORD’s implied consent to the execution of such works. The LANDLORD reserves the right to request, at any time, that the premises be restored to their former condition if any such works are executed without its consent.

Even if authorised by the LANDLORD, no alterations, adaptations or improvements made by the TENANT shall give rise to the LANDLORD's right to seek any damages from the TENANT.

The TENANT may in no event, at the end of the lease term, take any of the items or materials that it has attached to the leased property at the time of making improvements or renovation, if those elements or materials may not be separated without being broken or otherwise damaged or without breaking or otherwise damaging the foundation to which they are attached. This provision shall be without prejudice to the LANDLORD's right to demand that the premises be restored to the former condition if the works or improvements are carried out or made without its consent.

If special requirements are to be complied to allow the works to be carried out (such as a permit for works), the TENANT is obliged to provide the LANDLORD with a copy of all documents filed with the competent authorities (local or otherwise). It further undertakes to keep the LANDLORD informed of any responses received in this respect by providing the LANDLORD with a copy of any correspondence.

The LANDLORD hereby authorises the TENANT to procure, at its sole expense, a qualified company to carry out interior design work, according to the description of works attached hereto (SCHEDULE 2). Notwithstanding the above authorisation, such works must be carried out in accordance with this article.

4.4 LANDLORD’s Works

The LANDLORD agrees to carry out the following works:

-	Cladding of the building with restyling of the façade and reinsulation;
-	Resealing of roofs, skylights and heat and smoke vents, with additional insulation;
-	Replacement of the awning and floor at the main entrance and installation of an awning above the emergency exit facing Dauphinée Street;
-	Modification of the air (hot and cold) handling unit, including installation of destratification fans, where necessary.

The description of the following works is attached hereto (SCHEDULE 3).

Such works should be completed within three months following the date of this Agreement.

4.5 Works Required by Authorities

The TENANT shall bear the costs of any alterations, improvements or adaptations and, more generally, any other work related to business carried out in the premises by the TENANT (especially with respect to installations classified for environment protection purposes), whatever their nature and duration, which would be required in order to comply with any law or regulation, health, safety or other standards, whether existing now or in the future. The LANDLORD shall carry out any other works as may be required by governmental authorities because of the general condition of the building and regardless of the TENANT's business.

The TENANT is hereby authorised to carry out such works provided that it has demonstrated that these are required under a court or administrative decision, save that such works must be carried out under the supervision of the LANDLORD's architect whose fees shall be charged to the TENANT.

Except as otherwise agreed, such works shall remain the property of the LANDLORD at the end of lease term, without any compensation.

The Parties expressly agree that the costs of any work required to bring the leased premises in line with the regulations, related to business carried out by the TENANT, and which would otherwise be borne by the LANDLORD as falling within the scope of major repairs referred to in Article 606 the French Civil Code, shall be borne by the TENANT, subject to the terms and within the limits set out in Article 4.2. hereof. The added value of the leased premises due to the LANDLORD bearing the costs of such works related to the TENANT's business shall result in an increase in the rent, which is an essential and determining condition without which the LANDLORD would not have entered into this Agreement.

This will be equal, on an annual basis excluding taxes, to the total value (exclusive of taxes) of the said works, divided by their depreciation period specified in the accounts of the LANDLORD. The corresponding amount will be included in and form an integral part of the rent as of the first day of the month following completion of the works. For example, the completion of works by the LANDLORD for a total amount of EUR 7,000 (exclusive of taxes), to be depreciated throughout a seven-year period, will result in an annual increase of rent equal to 1,000 EUR (exclusive of taxes). The latter being included in the rent, it will be subject to payment and review terms specified in Articles 5 and 6 hereof.

4.6 Administrative approvals – legislation relating to installations classified for environmental protection purposes (ICPE) – legislation relating to waste

The TENANT shall, throughout the term of this lease and any renewals thereof, be personally liable for obtaining and maintaining any and all administrative approvals required for the conduct of business in the leased premises. Neither the LANDLORD's liability nor obligation to deliver the leased premises may be challenged in this respect.

4.6.1. Legislation relating to ICPE

The TENANT states that it has made all filings with and taken all steps required by the competent authorities and in particular the DREAL, which indicates that the installation to be operated by the same will not be subject to any special restrictions (approvals, registrations or declarations) provided by law.

The TENANT agrees to bear any consequences (especially the inability to use), if the above statement proves incorrect, by refraining from holding the LANDLORD liable, whether for failure to deliver or otherwise.

It further acknowledges that, pursuant to Article 3 hereof, the leased premises may not be used to carry out any activity whose nature would make it necessary to apply regulations concerning installations classified for environmental protection purposes (ICPE).

The Lessee declares to be well aware of this situation and further acknowledges to have been advised by the drafters of this Agreement of the importance of checks to be made in this respect, so that if the installation proves, under the existing or future legislation, and/or with respect to the development of the TENANT's business, consisting for example in a change in volumes of goods held in stock, to be subject to one of the procedures provided by law, the TENANT shall be obliged to limit the scope of or even cease its business, without the LANDLORD being held liable for failure to deliver the premises or otherwise.

The TENANT agrees to keep up with any changes in legislation concerning public and environmental matters.

4.6.2. Legislation relating to waste

If any specific business likely to cause pollution risks, in particular soil contamination, is carried out in the leased premises, the TENANT shall, in strict compliance with the existing and future legislation applicable to this type of business and installations, remove waste and recover materials so as to avoid any adverse effect and to prevent the LANDLORD from being held liable for any damage caused to third parties.

Pursuant to Articles L.541-1 to L.541-4 of the French Environmental Code, any person who produces or holds waste under conditions which are likely to produce harmful effects on soil, flora and fauna, to cause damage to areas or landscape, to pollute air or water, to cause noise and odours and, in general, to harm human health and the environment, is required to arrange for management and disposal of such waste under conditions allowing for such effects to be avoided.

In this regard, the TENANT considered to be the waste holder, even if such waste is found in the building, agrees to comply with applicable regulations (in particular Article L 514-2 of the French Environmental Code) and to take, throughout the lease term, any steps that may be required by new regulations on waste.

The TENANT further undertakes to dispose or to cause its waste to be disposed of so that no claims may be raised against the LANDLORD at any time. To this end, it shall cause contaminated soil to be inspected and shall bear any costs related to the measures that may be decided by any administrative authority.

Upon the TENANT's departure, the surrender of the leased premises shall be confirmed in a relevant report to be accompanied by a copy of the hazardous waste monitoring forms and invoices issued by companies engaged in the waste removal and transport. The LANDLORD shall acknowledge receipt of these documents if the TENANT so requests, without prejudice to the effective disposal of all waste.

4.7 Structures

The TENANT may not make any new structures in the leased premises without the express written consent of the LANDLORD.

The LANDLORD reserves the right to request, both during the lease and upon its expiration, the removal of any structures made by the TENANT without the LANDLORD's approval. No failure by the LANDLORD to exercise the said right to request the removal of such structures during the lease term shall operate as an implied approval of the structures made by the TENANT. The LANDLORD shall retain the right to request the removal of said structures at the end of the lease or upon the departure of the TENANT and at the latter's expense.

Such works, if authorised by the LANDLORD, shall be carried out under the supervision of the LANDLORD’s architect and the related costs shall be borne by the TENANT.

No new structure made by the TENANT shall become the property of the LANDLORD until such time as the TENANT vacates the leased premises.

No assignment, if effected, shall give rise to the TENANT'S right to seek damages.

4.8 Signage

Subject to applicable laws and regulations and co-ownership regulations, if any, and with the approval of local authorities, if required, the TENANT may install illuminated signs, blinds, awnings and plates on the façade of the building after obtaining the prior written approval of the LANDLORD with respect to the plans and implementation work. The TENANT shall take all steps and obtain all approvals required by law, and acknowledges that the LANDLORD shall in no event be held liable if such approval is refused for any reason. The TENANT shall give notice to the LANDLORD, by registered letter against acknowledgment of receipt, of any decision obtained by the TENANT within fifteen days of receipt of the same.

The TENANT shall only bear the costs and fees relating to the installation and maintenance of such systems.

The TENANT shall respect the sizes, shapes and material provisions of any signage in place in the environment of the leased premises. If there are any common advertising materials in the commercial environment of the leased premises, the TENANT shall reimburse the LANDLORD or any company executing related work for the cost of modification of the material resulting from its presence.

In addition, it shall ensure that the related work does not pose any threat to the sustainability of the installations and existing buildings in the area, safety of property and persons, or to the structure of the existing buildings and fences. It shall also ensure that such structures are at all times securely installed and shall be solely liable for any damage occasioned by their installation or existence, to the effect that the LANDLORD may in no event be held liable therefor.

At the end of the lease, the TENANT shall remove, at its expense, any signs erected by the same and restore the premises to their former condition.

4.9 Surrender of Premises at the End of Lease – Delivery and Acceptance Report

At the expiration of the contractual relationship or the end of lease, the TENANT shall surrender the premises in good condition, after having completed all the work required of it under this lease.

Pursuant to Article L. 145-40-1 of the French Commercial Code, a delivery and acceptance report shall be drawn up jointly by the parties or by a third party authorised by them.

If the report cannot be drawn up in accordance with the preceding paragraph, the challenging Party may apply to a judicial officer to draw up such report and the related costs shall be borne equally by the LANDLORD and TENANT.

4.10 Other Remedies

The TENANT agrees not to demand a reduction in rent from the LANDLORD, in particular due to any interruption in the operation of networks or distribution of fluids of any kind, theft or damage occurred in the leased premises.

4.11 Breach of Obligations

In the event of breach by the TENANT of its obligations under this Lease Agreement or any schedules, if applicable, the LANDLORD or its authorised representative may, if such breach is not remedied after two weeks of the TENANT being requested to remedy by registered letter against acknowledgment of receipt, to have such obligations performed or breach remedied by any person of its choice, at the expense and risk of the TENANT. The costs of such action shall be added automatically to the immediately following rent.

Furthermore, the LANDLORD reserves the right, in such case, to avail itself of the cancellation clause stipulated below.

4.12 Assignment

The TENANT shall not assign any of its rights under this lease, including to the purchaser of its business, unless with the prior written consent of the LANDLORD.

To this end, the TENANT shall inform the LANDLORD by registered letter against acknowledgment of receipt of its intention to assign its rights hereunder and shall call upon it to join the signing of an agreement, at least thirty days in advance.

Such request shall indicate the name and address of the assignee, object and terms of assignment and the place, date and time scheduled for the signing of the assignment agreement. It shall be accompanied by a draft assignment agreement. The LANDLORD may demand that the TENANT provide any additional information relevant to its decision.

Failure by the LANDLORD to respond within twenty days of receipt of the request for approval shall operate as an acceptance of the proposed assignee.

However, failure by the LANDLORD duly summoned to appear on the date of signing of the agreement shall not prevent the assignment provided that the proposed assignee shall have been approved.

The assignment must be evidenced in a private document or notarial deed, of which a copy or original, as the case may be, shall be delivered to the LANDLORD in accordance with Article 1690 of the French Civil Code, without delay and at no charge.

The assignment may in no event be effected unless the terms and conditions hereof are complied with and in particular as long as no rent is outstanding.

The TENANT shall be jointly and severally liable as a guarantor with its assignee and any successive assignees, for the payment of rents, charges and incidental costs, and any other compensation payable by the assignee and for the performance of the terms and conditions hereof for a period equal to the remaining term of this lease and any renewal thereof. The TENANT’s guarantee shall in no event be shorter than 3 years from the date of assignment of the lease.

In case of successive assignments, the TENANT shall remain liable for all assignees throughout the period mentioned in the preceding paragraph.

The foregoing provisions apply to all cases of assignment in any form whatsoever, including in case of merger or demerger of companies, universal transmission of a company’s property made in accordance with Article 1844-5 of the French Civil Code or in case of contribution of part of the assets of a company made in accordance with Articles L.236-6-1, L. 236-22 and L. 236 -24 of the French Commercial Code.

4.13 Subletting – Lease Management

The TENANT may not sublet all or any part of the leased premises without the express written consent of the LANDLORD.

Notwithstanding the preceding paragraph, the TENANT may partially sublet the premises to any company belonging to the TENANT’s group subject to the prior express consent of the LANDLORD. The TENANT shall remain liable to pay all the rents, without prejudice to the LANDLORD's right to require payment of rent from the subtenant. The LANDLORD and the TENANT expressly agree that the leased premises are indivisible and any partial lease should specify that the leased premises form an indivisible whole. The LANDLORD is not obliged to renew any sub-lease and the TENANT shall be solely liable for the eviction of the subtenant. The TENANT shall be solely liable for the consequences of any sublease made, and in particular with respect to the restoration of the premises to their previous condition, if necessary, at the time when such subtenant takes possession of and vacates the premises.

The TENANT may not have its business managed under a management agreement without the express prior consent of the LANDLORD. In all cases the TENANT shall remain liable to pay all the rents, without prejudice to the LANDLORD's right to require payment of rent directly from the manager.

4.14 Occupancy - Quiet Enjoyment

The TENANT shall use the leased premises with due diligence, having regard to their intended purpose.

The TENANT shall not do or permit to be done anything that might interfere with the use of premises by other tenants, particularly with regard to noise, odours and smoke and, more generally, anything that would disturb quiet enjoyment by others.

The TENANT shall not do or permit to be done anything that might cause damage to the leased premises and shall give prompt written notice to the LANDLORD of any damage or destruction caused to the leased premises and which would cause the LANDLORD to carry out necessary work. If the TENANT fails to give such notice to the LANDLORD, it shall be solely liable for any such damage or destruction.

The TENANT shall at all times keep the leased premises filled with fixtures and furnishings in such quantities and of such value as may be required to pay the rent and to comply with the terms and conditions of this lease.

5. Taxes and Other Charges

5.1 Taxes and Other Charges

The TENANT shall be liable for and shall pay any personal property, real property, cotisation foncière des enterprises [local corporate property tax since 2010 based on property’s rental value], rental and other taxes of any kind, applicable to it personally or relating to its business, which ordinarily are or may be levied on tenants. It shall settle any local, health and safety, refuse collection and administrative charges, as well as those that might be imposed by urban or local area development plans, so that no claims may be raised against the LANDLORD or that the LANDLORD may not be held liable therefor.

The TENANT may continue all contracts, consistent with its business, for the supply of water, gas, electricity or other utilities that could have been made by the LANDLORD or previous tenant. Contracts made by the TENANT with its energy providers (electricity, gas, etc.) must conform to power characteristics and technical parameters of the existing systems or those that are to be installed by the LANDLORD.

The TENANT may not claim any abatement of rent or compensation for temporary suspension or reduction of use of utilities, including water, gas, electricity, telephone.

5.2 Additional Services

The LANDLORD has developed particular expertise in services relating to the property, both with respect to administrative and operational management of issues relating to the property (correspondence, monitoring of works, extensions, administrative procedures, etc.) and the development of implementation designs.

It may render to the TENANT, according to the latter's needs, a number of services whose nature and financial conditions will be specified in a special agreement between the Parties.

5.3 Insurance

The LANDLORD shall insure the whole property, at replacement cost, particularly against fire, explosion, lightning, electrical damage, storm, hurricane, cyclone, water damage, falling air navigation devices, sabotage, natural disasters, riots, civil commotion, acts of terrorism and civil liability (with respect to its buildings and/or employees), with one or more reputable insurance companies and shall maintain such insurance throughout the lease term.

The TENANT shall take out, with one or more reputable insurance companies, one or more insurance policies covering the risk of fire, explosion, lightning, electrical damage, storm, hurricane, cyclone, water damage, falling air navigation devices, sabotage, natural disasters, riots, civil commotion, acts of terrorism, with respect to fixtures, furnishings and goods in the leased premises, as well as with respect to claims raised by neighbours and third parties, risks of civil liability inherent in the TENANT's business (excluding rental risks).

The TENANT shall maintain insurance policies throughout the lease term and furnish evidence of payment of the corresponding premiums whenever the LANDLORD so requests.

The LANDLORD and its insurers waive any claims that they may have against the TENANT and its insurers.

The TENANT and its insurers waive any claims that they may have against the LANDLORD and its insurers.

If business carried out by the TENANT in the leased premises causes either the LANDLORD, co-tenants or tenants of adjoining premises (or any other interested person) to pay additional insurance premiums, the TENANT shall reimburse the same for such premiums, at the LANDLORD's reasonable request.

5.4 Inspection of Premises

The TENANT shall permit the LANDLORD, its architects, contractors, workmen and all persons authorised by the same, to enter upon the leased premises to inspect their condition, upon reasonable notice to the TENANT, in particular so as to allow the TENANT to comply with any confidentiality undertaking that it may have to its customers. Such inspections may take place between 8 am and 12.30 pm and between 2 pm and 6.30 pm on weekdays, in the presence of the TENANT or one of its representatives.

The TENANT shall allow the premises to be visited by the LANDLORD or prospective tenants at the end of the lease or in the event of termination, during a period of six months preceding the date set for the TENANT to vacate the premises. Such visits may take place on weekdays between 8 am and 12.30 pm and between 2 pm and 06.30 pm. The same applies to prospective purchasers in the case of sale of the leased assets. The TENANT shall allow any boards or posters to be affixed in locations suitable to the LANDLORD, during the same periods.

If the Parties fail to draw up a delivery and acceptance report at the time the TENANT took possession of the premises, the TENANT shall allow the premises to be inspected by any judicial officer appointed for this purpose, during the periods referred to in the preceding paragraph. If the TENANT fails to fulfil this obligation, it shall be deemed to have taken possession of the premises in a good state of repair, without prejudice to any other remedy that the LANDLORD may have, and in particular to the cancellation clause stipulated below.

6. Rent

6.1. Base Rent

This lease has been approved and agreed for an annual rent of three hundred three thousand and fifty-nine euros and sixty cents (EUR 303,059.60) exclusive of taxes, charges and property taxes.

All payments shall be made to the LANDLORD's registered office or to any other place indicated by the LANDLORD, by direct debit, to which the TENANT expressly consents.

Copy of a duly completed SEPA Direct Debit Mandate furnished to the LANDLORD by the TENANT is attached hereto (SCHEDULE 4).

The TENANT agrees to pay the rent to the LANDLORD plus VAT at the applicable rate, quarterly in advance, in four equal instalments, on 1 January, 1 April, 1 July and 1 October each year. The first payment shall be made on 1 July 2015.

6.2. Additional rental charges payable by the TENANT

In consideration of the following services rendered by the LANDLORD, the TENANT shall pay annually, as additional rental charges, throughout the fixed term of this lease or for a period of nine years, the amounts specified below:

-	Heating and air conditioning: charges equal to an initial annual amount of EUR 9,000 (exclusive of taxes)
-	Renovation of the building (relooking): charges equal to an initial annual amount of EUR 9,000 (exclusive of taxes)

Such amounts will be paid on the same dates and conditions as the rent, but will not be subject to adjustment.

6.3. Additional Rent for Improvement of the Energy Performance of the Leased Premises

As it has been stipulated in Article "LANDLORD's works" above, the LANDLORD agrees to carry out any insulation and waterproofing of the leased premises aimed at improving the energy performance of the leased premises.

The Parties agree that, as additional rent, and in consideration for the service provided by the LANDLORD, the TENANT shall pay the LANDLORD annually an amount equal to half of the energy savings made by the same because of the work carried out by the LANDLORD. The Parties expressly agree that such additional rent shall be payable throughout the term of this lease and its first renewal.

For the purposes of determining said amount, the Parties caused a report to be prepared by BETALM, an engineering design office specialising in HVAC, in October 2014, to which they make an express reference. Copy of the report is attached hereto (SCHEDULE 5).

According to the research conducted by BETALM, BETALM:

"does not seek to make actual savings made on energy bills issued to the tenant, but rather to model a portion of savings made due to energy conservation works, normalized according to climate conditions.

Thus, energy consumption stated on the bills will be adjusted for climate conditions, that is normalized by taking into account the climate of the period concerned and so-called "reference" consumption, established on the basis of the average climate, called long-term degree days (DJU) for a thirty-day period and previous forecast.

This will give a difference between "reference" and "normalized" consumption which will enable us to establish energy savings attributable to energy conservation."

The Parties expressly agree to refer to the methods presented by BETALM in its report for the purposes of calculating energy savings (gas and electricity).

The additional rent payable by the TENANT shall be equal to 50% of savings calculated using the above-mentioned methods and formulas, established on an annual basis commencing from the first day of the month following completion by the LANDLORD of works aimed at improving the energy performance of the leased premises.

The TENANT shall promptly provide the LANDLORD with bills corresponding to the actual consumption for each reference period (gas and electricity).

The resulting amount shall be increased by VAT at the applicable rate. This additional rent, taking into account its method of calculation, shall not be subject to an annual adjustment stipulated in Article 7 below. It shall be invoiced annually by the LANDLORD upon receipt of relevant supporting documents, and no later than three months after the end of the annual reference period.

7. Rent Adjustment

The Parties expressly agree that the rent will be adjusted annually on the anniversary of the effective date of this lease, according to the annual change in the index of construction costs as determined by the National Institute for Statistics and Economic Studies. In order to calculate such change on the first anniversary date hereof, it is expressly agreed that the initial base index to be considered will be that prevailing in Q4 2014 or 1.625; the reference index will be that of the same quarter of 2015. The next annual adjustment will be based on the annual change in the index for the first quarter, calculated using the following formula:

Adjusted rent = rent following the last calculation x	index for the first quarter of the year to which the adjustment relates index for the first quarter of the previous year

Indexation will take effect without the parties being given prior notice thereof. If the publication of the index is delayed, the TENANT shall temporarily pay the rent equal to that applied in the previous quarter; any adjustment will be made as soon as the index is published.

The Parties expressly agree that such change may in no event lead to the rent being reduced. If the index falls, the rent shall be maintained at an amount applicable at the adjustment date, to which the TENANT expressly consents.

Any new index that might replace the reference index shall apply mutatis mutandis to this lease.

8. Security Deposit

To secure the full and faithful performance by the TENANT of its obligations hereunder, the TENANT is obliged to deposit with the LANDLORD the sum of EUR 75,764.90 corresponding to a quarterly base rent, as a security deposit. The said amount has already been paid to the LANDLORD under the initial lease between the Parties and remains with the LANDLORD in accordance with the foregoing.

The security deposit is provided to the LANDLORD as a pledge with transfer of title defined in Article 2341 et seq. of the French Civil Code. Pursuant to Article 2341 (2) of the French Civil Code, the parties to this lease agree that the LANDLORD shall be released from the obligation to keep the amount deposited with it as a pledge separated from similar things owned by it, provided that it shall return the said amount in accordance with this lease.

The pledge is specifically established to secure the performance by the TENANT of all terms, covenants and obligations under this lease and the payment of all sums as may be due from it for any reason whatsoever at the end of the lease.

The TENANT may not, therefore, apply the deposit to pay the rent or any other amount due to the LANDLORD during the lease. The Parties expressly agree that the security deposit shall not bear interest.

Upon each adjustment of the rent, the security deposit will be immediately increased by the same amount, so that it corresponds to a three-month's principal rent. Consequently, the TENANT shall, during the first period of the adjusted rent, pay an amount necessary to adjust the security deposit.

If the security deposit is applied by the LANFLORD for any reason whatsoever, the TENANT shall restore it to the agreed amount.

The security deposit shall remain with the LANDLORD throughout the lease term and shall be returned to the TENANT at the end of the lease, upon surrender of the premises and delivery of the keys, production of proof of payment of all taxes or charges, completion of repairs at TENANT's expense and deduction, if any, of monies which may then be due and payable or which may demanded from the LANDLORD for any reason whatsoever.

At the request of the TENANT, accepted by the LANDLORD, a first demand guarantee issued by a reputable bank, covering a six-month rent and applicable during the lease term and any renewal thereof, may replace the security deposit, as long as it is issued in the form attached hereto and with the express consent of the LANDLORD as regards the terms of the guarantee and the guarantor.

9. Charges, Taxes and Different Services

9.1. Types of Charges, Taxes and Different Services

In addition to the rent stipulated above, the TENANT shall bear the costs and expenses mentioned below:

9.1.1. Common costs, on a pro rata basis to the leased areas:

All common costs are costs incurred by the TENANT or, if there is more than one tenant in the building where the leased premises are situated, jointly by all tenants, whether they are incurred by the LANDLORD or any other authority.

They are shared among the tenants of the building in which the leased premises are situated, in proportion to the leased areas specified under the "Description of the Leased Premises" above.

They include, without limitation, the costs of the following:

-	Day-to-day maintenance of common areas (cleaning, refuse collection, etc.);
-	maintenance, operation, repairs and renovations of all kinds of parts, common systems and facilities, both in terms of structures, floors, different networks, decorations, exterior routes, green spaces, lighting, signage, etc.
-	security against fire, including expenses necessary to comply with regulations or requirements specified in insurance contracts such as extinction system controls, including, where appropriate, in exclusive use areas;
-	heating, air conditioning and ventilating of common areas;
-	lighting and water for common areas, and other related expenses for which cannot be assigned to the above-listed category (including insurance premiums for the building and owner's civil liability, charges incurred in connection with the property management: property manager's fees, materials, supplies, correspondence, telephone, other expenses);
-	additional insurance premiums charged to the LANDLORD by its insurer to insure the leased premises, due to business carried out by the TENANT or the waiver of recourse consented to by the LANDLORD;
-	depreciation expense, acquisition, lease, renewal (possibly operating or finance lease) or repair of parts, installations, elements or systems intended for common use, as well as the work resulting from bringing into line with standards, whether present or future, including with respect to health and safety, as required by administrative authorities. Notwithstanding Article 1719-2 of the French Civil Code; with the sole exception of major repairs listed exhaustively in Article 606 of the French Civil Code, the costs of which shall be borne by the LANDLORD within the limits of replacement; any expenses related to improvement work exceeding the above costs shall be borne by the TENANT who consents thereto.

-	Surveillance and/or monitoring of the property.

The above items include all costs necessary for the provision of services to which they relate, including staff, supply contracts, spare parts or materials, rental, staff equipment, electricity, water and fuel, taxes or levies, fees, insurance premiums, expenses, charges and fees relating to the inclusion of the building (even after the date hereof) in groups such as homeowners' associations, neighbourhood associations, as well as any expenses relating to signs located on the exterior parts of the building, even on the buildings or structures that do not form part thereof.

Property taxes and related charges levied on common areas shall be charged to the TENANT whose share will be calculated on the basis of its share of common costs defined herein, and invoiced along with property taxes and related charges levied on exclusive use areas.

9.1.2. Supply of utilities according to the consumption:

-	Unless utilities are billed directly to the TENANT: lighting, electricity, water, gas, heating and/or air conditioning, ventilation, cleaning and, more generally, any utilities consumed by the TENANT.

9.1.3. Taxes and Other Charges:

-	Refuse collection tax, sweeping and all new contributions, municipal or other taxes, of any description whatsoever, which may be charged to tenants;
-	property tax relating to the leased premises, including the share of common costs charged to the TENANT;
-	Taxes, fees and charges related to the use of the premises or the building or services which are used by the TENANT directly or indirectly;
-	Additional insurance premiums charged to the LANDLORD by its insurer to insure the leased premises, due to business carried out by the TENANT and/or any waiver of recourse consented to by the LANDLORD, in order to insure the leased premises.
-	Costs of management and administration services incurred by the LANDLORD, calculated a flat rate of 3% of the rent, exclusive of taxes and charges.

9.2. Advice to the TENANT

Pursuant to Article L. 145-40-2 of the French Commercial Code, the LANDLORD has advised the TENANT and the latter acknowledges to have been advised of the following:

-	Report on the work to be carried out in the consecutive three years, specifying an estimated budget;
-	Summary report on the work carried out in the previous three years, specifying the cost of such work.

Copies of the said reports are attached hereto (SCHEDULE 6).

The LANDLORD shall forward to the TENANT an annual report on the categories of expenses, taxes, charges and fees relating to this lease, in accordance with applicable regulations. Unless otherwise specified, an annual statement of costs shall be treated as an inventory.

The LANDLORD has also informed the TENANT of the following:

-	new charges, taxes and fees;
-	work referred to in paragraphs 1 and 2 of Article L. 145-40-2 of the French Commercial Code, at the intervals specified therein;
-	if there is more than one tenant in the building, any factors likely to affect the allocation of costs among tenants.

9.3. Provisions for Charges, Taxes and Different Services

As part of common costs (except for fluids and energy, where applicable), taxes and other charges referred to in Article 9.1.3., estimated at the total amount of EUR 60,691.79 (exclusive of taxes) per year, the TENANT shall pay the LANDLORD, with each rent instalment, an advance amounting to EUR 18,207.54, taking into account VAT at the applicable rate of 20%, to be credited towards the final account of said charges, which must be settled at least once a year. The balance in plus or in minus shall be accounted for against the next rent instalment which becomes due.

The amount of EUR 60,691.79 exclusive of taxes (EUR 72,830.15 inclusive of taxes) shall be credited towards:

- Management services: EUR 9,091.79 exclusive of taxes (EUR 10,910.15 inclusive of taxes);

- Common costs: EUR 6,000 exclusive of taxes (EUR 7,200 inclusive of taxes);

- Property tax (2014 base): EUR 45,600 exclusive of taxes (EUR 54,720 inclusive of taxes).

If the VAT rate increases or decreases, the above-mentioned amounts will be increased or decreased accordingly.

The first request for payment of costs shall be made upon payment of the first rent instalment and regularisation shall take place on the anniversary of this lease.

10. Cancellation Clause

It is expressly agreed that if the TENANT fails to pay any amount when due or comply with any term or condition of this lease and does not remedy such breach within one month of being served with a notice to remedy the breach making a reference to this clause, this lease shall be terminated automatically at the LANDLORD's option, without the need to take legal action. In such case, as in the case of termination for any reason attributable to the TENANT, the TENANT shall pay the LANDLORD an amount equal to three month's rent as initial damages; such amount shall be deducted, if applicable, from the security deposit.

If the TENANT or any occupant authorised by the same refuses to vacate the leased premises, they may be removed without delay, under an interim order issued by the President of the Court of First Instance for the location of the property.

11. Representations

Landlord's and Tenant's Representations

The LANDLORD represents that:

▪	it is not bound by any contractual or legal restriction which would prevent it from entering into this lease;

  to the best of its knowledge, the leased premises are not subject to any pending expropriation proceedings, that the premises are not located in any renovation zone and, more generally, that no zoning plans are likely to disturb the enjoyment resulting from this lease;
  no order of attachment or any other order relating to the property has been served on it.

The TENANT represents that:

▪	it is not bound by any contractual or legal restriction which would prevent it from entering into this lease;

▪	it is not and has never been subject to reorganisation, receivership or bankruptcy' nor has it become unable to pay its debts.

Natural and Technological Risks

Pursuant to Articles L.125-5 and R125-26 of the French Environmental Code, the LANDLORD represents that the leased premises are not part of any building located within the perimeter of a natural and technological risk prevention plan.

Pursuant to Articles L.125-5 and R125-26 of the French Environmental Code, the LANDLORD represents that the leased premises are part of a building located in a seismic zone level 2.

The LANDLORD has attached hereto a report on natural and technological risks prepared for a period of less than six months in accordance with the form specified in the decree of 19 March 2013 (SCHEDULE 7).

In addition, the LANDLORD represents that the leased premises are part of a building that has not been affected by any accident which would give rise to the payment of indemnity in accordance with Articles L.125-2 and L.128-2 of the French Insurance Code, due to technological or natural disaster.

Energy Performance Certificate

Given the TENANT's long-term occupancy of the premises and extensive insulation work to be carried out by the LANDLORD, the TENANT expressly releases the LANDLORD from the obligation to produce an energy performance certificate.

Tax Regime

Pursuant to Article 260 of the French Tax Code, the LANDLORD confirms that it has opted for VAT. The TENANT agrees to pay the applicable amount of VAT to the LANDLORD in addition to the agreed rent exclusive of taxes, and upon payment of the rent.

The above-mentioned option shall be confirmed by letter sent to competent tax authorities.

12. Registration

The Parties require this lease to be registered.

13. Costs

The costs and fees related to this Agreement shall be borne by the TENANT who consents thereto. The TENANT shall reimburse the LANDLORD for an amount equal to EUR 1,750 exclusive of taxes on account of the fee chargeable on this Agreement.

14. Address for Services

The Parties choose their addresses for service, for all purposes of this Agreement, to be in their respective registered offices stated in the introduction above.

Made in three counterparts,
Place:
Date:

LANDLORD MAISON ANTOINE BAUD Mr Patrick DUPRE	TENANT EDAP TMS FRANCE Mr Eric SOYER

To be completed by registration authorities

Schedules:

1.	Plan
2.	Tenant's Works
3.	Landlord's Works
4.	SEPA Mandate
5.	Report prepared by BETALM
6.	Reports on the work referred to in Article L. 145-40-2 of the French Commercial Code
7.	ERNMT documents